NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 15, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 04, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. As a result of the tender offer for shares of GMS Inc., Gold Acquisition Sub, Inc., an indirect wholly owned subsidiary of The Home Depot, Inc. acquired a sufficient number of shares of GMS Inc common stock to complete the acquisition by merger. Each outstanding share of GMS Inc's common stock that was not validly tendered in the tender offer will be converted into the right to receive an amount equal to the tender offer price of $110.00 per share in cash. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 04, 2025.